

PUBLIC FILING

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-30375

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01-01-2024__ AND ENDING __12-31-2024__
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Bettinger & Leech Financial Corp.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__600 Palisade Avenue Suite 21__
　　　　　　　　　　　　　　　　　(No. and Street)

Englewood Cliffs	New Jersey	07632
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard A. Leech	201-569-2220	dickleech@blfc.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Jerome Davies CPA, P.C.__
　　　　(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Road	Marietta	Georgia	30066
(Address)	(City)	(State)	(Zip Code)

04/25/2017	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard A. Leech_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **Bettinger & Leech Financial Corp**_____, as of 12/31_____, 2_024_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

2/25/2025

CARLOS E. SANCHEZ
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 14, 2026

Title:
President & CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bettinger & Leech Financial Corp.

Financial Statements

December 31, 2024

And Report of Independent Registered Public Accounting Firm

Bettinger & Leech Financial Corp. 600 Palisade Avenue, Ste 21, Englewood Cliffs NJ 07632



Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Bettinger & Leech Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bettinger & Leech Financial Corp. (the Company) as of December 31, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bettinger & Leech Financial Corp. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C

Marietta, Georgia
February 20, 2025

Bettinger & Leech Financial Corp.

Statement of Financial Condition

December 31, 2024

Assets:

Cash	$	10,131
Securities Owned (fair value)		54,296
Due from intermediary broker-dealer		1,813
Prepaid Expenses		4,832
Total Assets	$	71,072

Liabilities & Stockholder's Equity:

Liabilities

Accounts Payable, and Accrued Expenses	$	7,385
Due to Related Party		4,500
Total Liabilities	$	11,885
Stockholder's Equity:	$	59,187
Total Liabilities and Stockholder's Equity	$	71,072

The accompanying notes are an integral part of the financial statements

Bettinger & Leech Financial Corp.

Notes to Financial Statements

December 31, 2024

1. **ORGANIZATION AND NATURE OF BUSINESS**

Bettinger & Leech Financial Corp., the Company, was incorporated in the State of Delaware on July 18, 1983, and was granted a Certificate of Authority to conduct business in the State of New York; and in 1998 was authorized to conduct business in the State of New Jersey when the company moved from New York to New Jersey. The company was formed to engage in securities brokerage activities and has had a customer base which was primarily institutional and has evolved to high net worth individuals over the past 21 years. It is an introducing firm which executes orders primarily in Equities for its customers on an agency basis.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises Common and Preferred Stocks, US Government Securities, Municipal Securities, and Debt Securities on both an agency and mark up basis.

Use of Estimates

The presentation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Beginning on January 1, 2004, Bettinger & Leech Financial Corp. elected to be treated as a Sub- chapter "S" corporation for income tax purposes. All profits and losses of the entity are reflected on the personal income tax returns of the shareholder. As a result, no income taxes are recorded on the accompanying financial statements.

Financial Instruments with Off- Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off- balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. All securities transactions for the year ended December 31, 2024 were settled in fulfillment of contractual obligations without incident or exception.

Securities Owned

Securities owned are valued at fair value. Securities transactions and related revenues and expenses are recorded on a trade date basis (as if they had settled). Net realized and unrealized gain or loss on securities, if any, is included in revenue in the accompanying statement of operations.

Due to/from Intermediary broker-dealer

Due to/from Intermediary broker-dealer represents net commission's receivable from; or net clearing expenses due to the Intermediary broker-dealer as of December 31, 2024.

Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

Revenue Recognition

The Company recognizes revenue from contracts with customers pursuant to ASC 606 *Revenue from Contracts with Customers ("ASC 606")*.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606, prescribes a five step process to accomplish this core principle, including:

Identification of the contract with the customer,
Identification of the performance obligation(s) under the contract,
Determination of transaction price,
Allocation of the transaction price to the identified performance obligation(s) and
Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Brokerage Commissions. The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and

contracting with a counter-party, and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also may receive distribution fees, paid by a mutual fund up front, over time, or upon the investors exit from the fund (a contingent deferred sales charge). The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

3.   **RELATED PARTY TRANSACTION**

Occupancy expense on the accompanying Statement of Operations, represents the Company's share of overhead of the shared space and equipment costs; and are reimbursed to an affiliated company under common ownership. The total of such expenses for 2024 amounted to $3,600. As of December 31, 2024 the Company had $4,500 due to the affiliate as a result of this agreement. The financial position and results of operations of the Company could differ if the above transaction was not with an affiliated entity.

4.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2024 the Company had net capital of $53,269, which was $48,269 in excess of its required net capital of $5,000.   The Company's ratio of aggregate indebtedness to net capital was 0.223 to 1.0

5.   **FAIR VALUE**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of a principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Valuations based on quoted prices in active markets for identical investments.

Level 2 – Valuations based on (i) quoted prices in markets that are not active; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data.

Level 3 – Valuations based on inputs that are unobservable, supported by little or no market activity, and that are significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors. These may include the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for the instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the financial assets measured at fair value on a recurring basis as of December 31, 2024:

Description	Level 1	Level 2	Level 3	Totals
Securities Owned (Fair Value) :				
Money Market Fund	$54,296	_____	_____	$54,296
	$54,296			$54,296

6.   **CONTINGENCIES**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31.2024.

7.   **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of effecting purchases and sales of securities for customers of the Company.   The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital (see Note 4 NET CAPITAL REQUIREMENTS), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions to its member.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.